Voyager Entertainment International, Inc.
                             4483 West Reno Avenue
                              Las Vegas, NV 89119

                                                                January 20, 2009

Mr. Bret Johnson
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

       RE:     Voyager Entertainment International, Inc.
               Form 10-KSB/A Filed on January 14, 2009
               File No. 000-33151

Dear Mr. Johnson:

       The following responses address the comments of the Staff (the "Staff") as set forth in its letter dated January 16, 2009 (the "Comment Letter") relating to Voyager Entertainment International, Inc. (the "Company"). The numbers of the responses in this letter correspond to the numbers of the Staff's comments as set forth in the Comment Letter.

FORM 10-KSB/A FILED ON JANUARY 14, 2009
---------------------------------------

       1. As requested in comment three of our letter dated December 8, 2008, please amend your filing to conform the wording o the 302 certification to Item 601 (31) of Regulation S-B. Note that subparagraph 4b is now required.

          Response
          --------
          We have amended our Form 10-KSB/A with the required language in our 302 certification.

We hereby acknowledge the following:

       o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

       o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

       o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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       We appreciate your timely consideration of these matters in your review of the filing referenced above. Thank you in advance for your prompt review and assistance.


                                                   Very truly yours,


                                                   /s/ Richard Hannigan
                                                   ----------------------------
                                                   Richard Hannigan
                                                   President